Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
August 24, 2007 at 4:50 pm

AJANTA OY RAISES ITS HOLDING IN AMER SPORTS OVER 5% VIA FORWARD MARKET TRANSACTIONS

Amer Sports Corporation has received information to the effect that Ajanta Oy (business ID 0781692-6) holdings of the company exceed one twentieth (1/20) of its share capital and voting rights via forward market transactions concluded on August 23, 2007, maturing on December 21, 2007. Pursuant to Securities Act, Chapter 2, Section 9, Amer Sports informs the following:

Upon the maturation of the forward market transactions, Ajanta Oy will hold Amer Sports shares as follows:

Forward market transactions on August 23, 2007
OMX forwards 1,766 contracts (176,600 shares) and OTC forwards 281,469 contracts (281,469 shares)

Forward market transactions before August 23, 2007
OMX forwards 25,630 contracts (2,563,000 shares) and OTC forwards 1,000,000 contracts (1,000,000 shares)

Total holdings, after forward market transactions have matured on December 21, 2007, will be 4,021,069 shares, 5.57% of the company's share capital and voting rights.

Amer Sports capital consists of 72,205,932 issued shares.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.